Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

February 23, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 71

Prospect Low Priced Oil & Gas Opportunity Portfolio, Series 1

File Nos. 333-201609 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated February 19, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 71, filed on January 20, 2015 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Prospect Low Priced Oil & Gas Opportunity Portfolio, Series 1 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The Trust’s name is Prospect Low Priced Oil & Gas Opportunity Portfolio, Series 1, which suggests investment in the oil and gas industry. However, the Trust’s prospectus does not state that it has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment suggested by the Trust’s name. Explain how this is consistent with Rule 35d-1 of the Investment Company Act of 1940.

Response: The Trust may invest in the oil and gas industry, however, its portfolio does not necessarily concentrate in the oil and gas industry. As stated by the name and disclosure, the Trust intends to invest in securities of companies that will benefit from low prices in oil and gas. For example, these companies may include transportation companies that use a lot of oil and gas (such as airlines and parcel deliver services), consumer and retail companies (such as discount stores), chemical companies that depend on oil and gas for producing their products and automotive companies. In an effort to clarify the Trust’s investment strategy, the first sentence has been replaced with the following: “Under normal circumstances, the Trust will invest at least 80% of the value of its total assets in securities of companies that are expected to benefit from low oil and natural gas prices, based upon the judgment of the Trust Sponsor and portfolio consultant.”

2. The last sentence of the second paragraph states that “[t]he securities held by the Trust may include securities of U.S. and non-U.S. companies of all market capitalizations.” If the Trust intends to invest in emerging markets as a principal investment strategy, clarify this in the Principal Investment Strategy section, state how the Trust defines an emerging market, and include a corresponding risk factor in an appropriate location in the prospectus.

Response: The Trust does not intend to invest in emerging markets as a principal investment strategy. As a result, the language in the prospectus has not been revised.

Selection of Portfolio Securities (p. 3)

3. The second paragraph states that “[t]he list is then further narrowed by applying quantitative screens pertaining to net leverage and equity market capitalization.” The Trust discloses in the Principal Investment Strategy section that the Trust may invest in securities of all market capitalizations. Consider whether having a quantitative screen based on equity market capitalization would exclude companies in a certain capitalization range category. If so, clarify the disclosure accordingly.

Response: The Trust has a quantitative screen to exclude securities with market capitalizations of less than 3 billion. Accordingly, the disclosure stating that the Trust will invest in securities of all market capitalizations and the disclosure relating to the equity market capitalization screen have been revised.

Principal Risks (p. 3)

4. The third risk factor states that an issuer’s inability to make income and/or principal payments or declare dividends “…may reduce the level of income the Trust receives which would reduce your income.” If generating current income is a principal strategy or objective of the Trust, disclose as such in the Principal Investment Strategy section or in the statement of the Trust’s investment objective.

Response: The Trust does not seek to provide current income as a principal investment strategy or objective. As a result, the language in the prospectus has not been revised.

5. The fifth risk factor states that “[t]he value of certain securities will generally fall if interest rates, in general, rise.” Consider tailoring this risk factor to be more specific about which types of securities—especially the types in which the Trust intends to invest—will generally fall in value if interest rates rise.

Response: The disclosure has been revised in response to your comment.

6. The first risk factor on p. 6 uses the defined term “Energy Issuers” and refers to “utility companies.” Consider whether the reference to Energy Issuers and utility companies is appropriate given that the Trust does not include investing in Energy Issuers or utility companies in its Principal Investment Strategy section. If appropriate, include investments in these types of companies in the Principal Investment Strategy section. In addition, “Energy Issuers” should be defined before the term is used.

Response: The Trust does not intend to invest in “Energy Issuers” or utility companies as a principal investment strategy. The disclosure has been revised in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren